# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: WEBUY GLOBAL LTD, CIK 0001946703
CUSIP: G9513S102
Title of class of securities: Class A Ordinary Shares, par value $0.000000385 per share
Address of issuer's principal executive offices: 35 Tampines Street 92, Singapore, Singapore (U0), 00000
Date of event which requires filing of this statement: 12/18/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001871665

## Reporting persons
- Lind Global Fund II LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 5,169,539; shared voting power 0; sole dispositive power 5,169,539; shared dispositive power 0; aggregate amount beneficially owned 5,169,539 (9.9% of the class)
  Comment: (1) The reporting person's ownership consists of (i) 4,569,539 Class A ordinary shares and (ii) Class A ordinary shares issuable to the reporting person pursuant to convertible securities entered into between Lind Global Fund II and Webuy Global Ltd. (the "Convertible Securities"); however, due to the conversion limitations on the Convertible Securities, the reporting person's beneficial ownership has been limited to 5,169,539 shares in the aggregate.
  (2) The Convertible Securities include a provision limiting the holder's ability to convert the Convertible Securities if such conversion would cause the holder to beneficially own greater than 9.99% of the Company.
- Lind Global Partners II LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 5,169,539; shared voting power 0; sole dispositive power 5,169,539; shared dispositive power 0; aggregate amount beneficially owned 5,169,539 (9.9% of the class)
  Comment: (1) The reporting person's ownership consists of (i) 4,569,539 Class A ordinary shares and (ii) Class A ordinary shares issuable to the reporting person pursuant to the Convertible Securities; however, due to the conversion limitations on the Convertible Securities, the reporting person's beneficial ownership has been limited to 5,169,539 shares in the aggregate.
  (2) The Convertible Securities include a provision limiting the holder's ability to convert the Convertible Securities if such conversion would cause the holder to beneficially own greater than 9.99% of the Company.
- Jeff Easton: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 5,169,539; shared voting power 0; sole dispositive power 5,169,539; shared dispositive power 0; aggregate amount beneficially owned 5,169,539 (9.9% of the class)
  Comment: (1) The reporting person's ownership consists of (i) 4,569,539 Class A ordinary shares and (ii) Class A ordinary shares issuable to the reporting person pursuant to the Convertible Securities; however, due to the conversion limitations on the Convertible Securities, the reporting person's beneficial ownership has been limited to 5,169,539 shares in the aggregate.
  (2) The Convertible Securities include a provision limiting the holder's ability to convert the Convertible Securities if such conversion would cause the holder to beneficially own greater than 9.99% of the Company.

## Item 1. Issuer
Name of issuer: WEBUY GLOBAL LTD
Address of issuer's principal executive offices: 35 Tampines Street 92, Singapore, SINGAPORE, 00000.

## Item 2. Person Filing
Name of person filing:
This statement is filed by the following entities and individuals (collectively, referred to as the "Reporting Persons"):

- Lind Global Fund II LP, a Delaware limited partnership;
- Lind Global Partners II LLC, a Delaware limited liability company; and
- Jeff Easton, an individual and a citizen of the United States of America.

Lind Global Partners II LLC, the general partner of Lind Global Fund II LP, may be deemed to have sole voting and dispositive power with respect to the shares held by Lind Global Fund II LP.

Jeff Easton, the managing member of Lind Global Partners II LLC, may be deemed to have sole voting and dispositive power with respect to the shares held by Lind Global Fund II LP.
Address of principal business office or, if none, residence:
The address of the principal business office for each of the Reporting Persons is:

444 Madison Ave, Floor 41
New York, NY 10022
Citizenship: See Row 4 of cover page for each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
Percent of class: See Row 11 of cover page for each Reporting Person.
Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 of cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Lind Global Fund II LP: /s/ LIND GLOBAL FUND II LP By: Lind Global Partners II LLC, its General Partner, Jeff Easton, Managing Member (12/23/2024)
- Lind Global Partners II LLC: /s/ LIND GLOBAL PARTNERS II LLC, Jeff Easton, Managing Member (12/23/2024)
- Jeff Easton: /s/ Jeff Easton, Jeff Easton (12/23/2024)